Exhibit 99.1

Nevada Geothermal Power Inc. – Issues Stock Options

Vancouver, B.C. (March 12, 2010) -- Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) announced that incentive stock options have been granted to certain employees of NGP to purchase 150,000 common shares of the Company at an exercise price of $1.00 per share for a term of 5 years. Common shares which may be acquired upon exercise of the options shall vest over an eighteen month period. Twenty-five percent of the options will vest on the date of grant with the balance vesting in equal portions after six, twelve and eighteen months.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.